P.E. 2/11/02

02016656

RECD S.E.C.
FEB 2 8 2002
080

EXECUTED COPY

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

NOTICE OF ANNUAL GENERAL MEETING

(Helsinki, Finland, February 22, 2002) – The shareholders of Metso Corporation (NYSE: MX; HEX: MEO) are invited to attend the Annual General Meeting scheduled at 12.00 on Wednesday, March 27, 2002. The meeting will be held in the Marina Congress Center at Katajanokanlaituri 6, 00160 Helsinki.

The following matters will be on the agenda:

1. The matters referred to in Article 11 of the Articles of Association

2. Board of Directors' proposal to authorize the Board to resolve to repurchase Metso shares

The Board of Directors to be authorized to resolve to repurchase the Company's shares within one year of the Annual General Meeting using funds available for distribution of profits, provided that the combined par value of the shares thus acquired and the total par value of own shares held by the Company correspond to no more than 5 percent of the Company's total share capital at the moment of repurchasing. The Board of Directors may also propose the cancellation of the acquired shares by reducing the share capital.

The authorization entitles the Board to repurchase the Company's shares for use as consideration in acquisitions or in financing investments, as incentives for key persons or to be disposed in other ways or to be cancelled. According to the decision of the Board, the shares are to be acquired through public trading on the Helsinki Exchanges, at the share price prevailing on the day of acquisition. The purchase price will be paid to the sellers within the payment period stipulated by the rules of the Helsinki Exchanges and the Finnish Central Securities Depository Ltd.

Since the maximum amount of the shares to be repurchased is 5 percent of the total amount of the shares and voting rights of the Company, and as the Company has only one series of shares, the repurchase of the shares will have no material impact on the distribution of the ownership of shares and the voting rights of the Company.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001, to repurchase the Company's shares, be cancelled.

3. Board of Directors' proposal to authorize the Board to resolve to dispose Metso shares

The Board of Directors will be authorized, within one year of the Annual General meeting, to resolve to dispose the Company's shares acquired by the Company. The authorization will cover the disposal of all shares repurchased on the basis of the authorizations given to the Board.

The authorization will entitle the Board to resolve to whom and in which order the shares are disposed. The Board may dispose the shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose the shares through public trading.

February 22, 2002

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001, to dispose its shares, be cancelled.

4. Board of Directors' proposal to authorize the Board to increase the share capital by issuing new shares, convertible bonds and/or stock options

The Board proposes that it be authorized, within one year of the Annual General Meeting, to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of 12,500,000 new shares with a par value of EUR 1.7 each and to a maximum aggregate increase of share capital of EUR 21,250,000.

The share capital may be increased by disapplying shareholders' pre-emptive rights to subscribe for new shares, convertible bonds or stock options, and to resolve on the subscription prices and the other terms and conditions of subscription, and the terms and conditions of the convertible bonds and/or stock options. The shareholders' pre-emptive rights to subscribe can be disapplied provided that the Company has important financial grounds for doing so, such as financing or execution of acquisitions, or other arrangements or other development of the Company's business operations. The Board may not deviate from the shareholders' pre-emptive subscription rights for the benefit of a person belonging to the inner circle of the Company. The Board will also be entitled to resolve that the shares can be subscribed for in exchange for property in kind, or otherwise on certain conditions.

It is proposed that the authorization given to the Board at the Annual General Meeting on March 28, 2001 to increase the share capital by issuing new shares, convertible bonds and/or stock options, be cancelled.

Documents on view

Copies of the financial statements and the proposals of the Board of Directors will be available for shareholders to view from Monday, March 18, 2002 at Metso Corporation's head office at Fabianinkatu 9 A, 00130 Helsinki. The annual report 2001 is also available on March 18, 2002 on the corporate web sites www.metso.com. Copies of the documents will be mailed to shareholders upon request.

Right to participate in the meeting

Shareholders who have been registered in the Company's shareholder register maintained by the Finnish Central Securities Depository Ltd. on March 15, 2002 shall have the right to attend the meeting.

February 22, 2002

Notification of participation

Shareholders who wish to attend the meeting must notify the Company of their intention to participate no later than 4 pm, Friday March 22, 2002, either by mail to Metso Corporation, Soili Johansson, PO Box 1220, FIN-00101 Helsinki, Finland or by telephone at +358 (0)108-0-8300, or by fax at +358 (0)2048 43125 or by e-mail at the address soili.johansson@metso.com. Shareholders wishing to vote by proxy should submit their own forms of proxy to the company before the above deadline.

Distribution of dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.60 per share be paid for the financial year which ended on December 31, 2001. The dividend will be paid to shareholders who have been entered as shareholders in the Company's shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 4, 2002. It is proposed that the dividend will be paid on April 11, 2002.

Helsinki, February 21, 2002

METSO CORPORATION

Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2002

METSO CORPORATION

By: ______________________

Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: ______________________

Harri Luoto
Senior Vice President and
General Counsel